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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Danskin, Inc.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                        ---------------------------------
                         (Title of Class of Securities)

                                   2363651020
                               -------------------
                                 (CUSIP Number)


Mr. Andrew Astrachan                   With a copy to:
Danskin Investors, LLC                 Robert M. Friedman, Esq.
c/o Onyx Partners, Inc.                Shereff, Friedman, Hoffman & Goodman, LLP
9595 Wilshire Blvd., Suite 700         919 Third Avenue
Beverly Hills, CA 90212                New York, New York 10022
(310) 724-5599                         (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 22, 1997
                    ----------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP No.  2363651020                               Page    2    of        Pages
          ------------                                   ------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Danskin Investors, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                    (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON          10      SHARED DISPOSITIVE POWER
         WITH


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.0%

14       TYPE OF REPORTING PERSON*
                                    OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  2363651020                               Page    3    of        Pages
          ------------                                   ------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Andrew J. Astrachan

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a) |X|
                                                                      b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                      5,446,214
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                5,446,214

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                56.3%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  2363651020                               Page    4    of        Pages
          ------------                                   ------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  David A. Sachs

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                      (b) |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                     5,446,214
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    5,446,214

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    56.3%

14       TYPE OF REPORTING PERSON*
                                    IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:              Common Stock, $.01 par value
                                                    ("Common Stock")

                  Issuer:           Danskin, Inc. (the "Issuer")
                                    111 West 40th Street
                                    New York, New York 10018

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Danskin Investors, LLC, a Delaware limited liability company ("Investors"), Andrew J. Astrachan ("Astrachan") and David A. Sachs ("Sachs"). Investors, Astrachan and Sachs are hereinafter sometimes referred to as the "Reporting Persons." Investors is a private investment fund. The business address of Investors is c/o Onyx Partners, Inc., 9595 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212. The sole manager of Investors is Onyx Partners, Inc. ("Onyx"), a Delaware corporation engaged in private investments. Astrachan, a United States citizen with a business address c/o Onyx, is the President, a stockholder and a director of Onyx. Sachs, a United States citizen with a business address c/o Onyx, is a Vice President, a stockholder and a director of Onyx.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Investors purchased the Securities (as defined below) from the Issuer on September 22, 1997, in consideration of (a) the contribution to the Issuer of $4,000,000 in cash, (b) the contribution to the Issuer of $11,000,000 principal amount of the term loan portion (the "Term Loan") of the Issuer's credit facility with First Union National Bank of North Carolina and First Union Commercial Corporation (collectively, the "Bank") which Investors had purchased on such date from the Bank and (c) the cancellation of $10,256,000 principal amount of the Term Loan (collectively, the "Purchase Price"). The Purchase Price was obtained through capital contributions made to Investors by its members and $544,129

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paid by Oppenheimer Bond Fund for Growth to the Issuer in exchange for a portion of the Securities. See Item 4 and Item 5.

Item 4.           Purpose of the Transaction

                  Beneficial ownership of the shares of Common Stock reported herein were acquired as part of a recapitalization of the Company on September 22, 1997 (the "Recapitalization"). Pursuant to the Recapitalization, Investors purchased from the Issuer (i) a $15,000,000 aggregate principal amount subordinated note (the "Note") of the Issuer and (ii) $500,000 in stated value of Series C Cumulative Convertible Preferred Stock (the "Series C Stock") of the Issuer (collectively, the "Securities") in consideration of the Purchase Price. Holders of the Series C Stock have the right to elect four of nine directors to the Issuer's Board of Directors. On the date of the closing of the Recapitalization, Andrew J. Astrachan, Gabriel Brenner, Jim Jalil and Nina McLemore were elected, as the designees of Investors, as directors of the Issuer by the Issuer's incumbent Board of Directors to replace four members of the Board of Directors who resigned. In connection with the closing of the Recapitalization, the Issuer's Board of Directors approved amendments to both its Certificate of Incorporation and its Bylaws to effectuate agreements reached between the Issuer and Investors to, among other things, increase the number of authorized shares of Common Stock to 100,000,000 and remove the provisions for a classified Board of Directors (the "Certificate Amendments"). In addition, in connection with the closing of the Recapitalization, the Issuer announced that
(a) its Board of Directors declared a stock dividend on the Common Stock equal to one share of Common Stock for each 11.99 shares of Common Stock held of record as of the close of business on September 22, 1997, (b) its Board of Directors redeemed the Rights issued pursuant to the Rights Agreement dated as of June 5, 1996 between the Issuer and the Bank, as Rights Agent, for $.01 per right in cash to holders of Common Stock held of record as of the close of business on September 22, 1997 and (c) it will offer its shareholders, including Investors, the right to purchase, pro rata, 10,000,000 shares of Common Stock at a per share price of $.30 (the "Rights Offering"). Investors has agreed with the Issuer to standby to purchase any shares of Common Stock offered in the Rights Offering and not purchased by other shareholders of the Issuer.

                  Upon the refinancing of the Issuer's revolving credit facility with the Bank (the "Refinancing"), the Series C Stock and the Note, by their terms, will be automatically exchanged for (i) $12,000,000 stated value of Series D Cumulative Convertible Preferred Stock (the "Series D Stock") of the Issuer, (ii) a warrant to purchase 10,000,000 shares of Common Stock at a per share exercise price of $.30 (the "Warrant") and (iii) a $3,000,000 aggregate principal amount subordinated note of the Issuer. The Series D Stock is convertible, at the option of the holder and, in certain circumstances, mandatorily, at a per share conversion price of $.30. Holders of the Series D Stock have the right to elect a majority of the Issuer's Board of Directors. In connection with the Refinancing, an additional director will be elected to the Board of Directors of the Issuer as the fifth designee of Investors to replace one member of the Board of Directors who will resign on such date.

                  Oppenheimer Bond Fund for Growth paid a portion of the Purchase Price and is entitled to receive approximately 3.78% of each of the Series D Stock and the Warrant.

                  The Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing or as described below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Astrachan and Sachs share voting power with each other, through the proxies described in Item 6, of 5,446,214 shares of Common Stock. Accordingly, Astrachan and Sachs may be deemed to have beneficial ownership of 56.3% of the outstanding shares of Common Stock. Astrachan and Sachs have no dispositive power with respect to such shares. Astrachan and Sachs disclaim beneficial ownership of such shares.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,666,330 outstanding shares of Common Stock of the Issuer as of September 22, 1997, as reported to the Reporting Persons by an officer of the Issuer.

                  (c) The only transactions in the Common Stock by the Reporting Persons during the last 60 days were the transactions described in Item 4.

                  (d) The members of Investors have the right to receive the proceeds from the sale of the securities of the Issuer owned by Investors. Upon the closing of the Refinancing, the following members of Investors each will have the right to receive (x) more than five percent of the outstanding shares of Common Stock upon the dissolution of Investors or (y) proceeds relating to the sale of more than five percent of the outstanding shares of Common Stock upon the sale of such securities by Investors: (i) Alpine Associates, (ii) Mayfirst Associates, Ltd., (iii) Regent Capital Partners, L.P., (iv) Regent Capital Equity Partners, L.P., (v) Golden Horn (II) L.P., (vi) David Chu and

(vii) Onyx..

                  (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relations with Respect to Securities of the Issuer

                  SunAmerica Life Insurance Company has granted an irrevocable proxy to Astrachan and Sachs to vote all shares of Common Stock held by it in favor of the Certificate Amendments. In addition, Oppenheimer Bond Fund for Growth has granted an irrevocable proxy to Astrachan and Sachs to vote all shares of Common Stock held by it in favor of the Certificate Amendments and on any additional proposal in accordance with the recommendation of the Issuer's Board of Directors until such time as Investors possesses a majority of the voting power of the Issuer.

                  The Securities Purchase Agreement dated as of September 22, 1997, a copy of which is attached hereto as Exhibit A and which is incorporated herein by reference (the "Securities Purchase Agreement"), and the Certificate of Designations of the Series C Stock, a copy of which is attached hereto as Exhibit F and which is incorporated herein by reference, each provides that as long as any Series C Stock is outstanding, Investors shall be entitled to elect that number of the members of the Issuer's Board of Directors as shall equal one less than a majority of such entire Board of Directors of the Issuer.

                  The Securities Purchase Agreement and the Certificate of Designations of the Series D Stock, a copy of which is attached hereto as Exhibit G and which is incorporated herein by reference, each provides that as long as Investors owns 50% or more of the shares of Series D stock originally issued pursuant to the Recapitalization, Investors shall be entitled to elect a majority of the Board of Directors of the Issuer.

                  The Amended and Restated Limited Liability Company Operating Agreement of Investors, a copy of which is attached hereto as Exhibit B and which is incorporated herein by reference, provides, among other things, (a) for certain allocations of profit to Onyx in excess of Onyx's capital contributions to Investors; (b) that members representing a majority of the capital contributions to Investors shall (i) select Investors' designees to the Issuer's Board of Directors, (ii) make any decision as to how the securities of the Issuer held by Investors are to be voted and (iii) make any decision as to whether Investors should accept any offer to purchase the securities of the Issuer held by Investors above certain target prices; and (c) that unanimous approval of the members of Investors is required to accept an offer to purchase the securities of the Issuer held by Investors below certain target prices.

                  The Registration Rights Agreement dated as of September 22,

1997, a copy of which is attached hereto as Exhibit I and which is incorporated herein by reference, provides for the grant by the Issuer of certain demand and piggy-back registration rights to Investors.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.     Securities Purchase Agreement dated as of
                                 September 22, 1997 between the Issuer and
                                 Investors.

  Exhibit B.    Amended and Restated Limited Liability Company Operating
                Agreement of Investors.

  Exhibit C.    Proxy granted by Oppenheimer Bond Fund for Growth to
                Andrew J. Astrachan and David A. Sachs.

  Exhibit D.    Proxy granted by SunAmerica Life Insurance Company to
                Andrew J. Astrachan and David A. Sachs.

  Exhibit E.    Form of Warrant to be issued to Investors.

  Exhibit F.    Certificate of Designations of Series C Cumulative Convertible
                Preferred Stock.

  Exhibit G.    Certificate of Designations of Series D Cumulative Convertible
                Preferred Stock.

  Exhibit H.    Promissory Note of the Issuer in favor of Investors.

  Exhibit I.    Registration Rights Agreement between the Issuer and Investors.

Signature
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           DANSKIN INVESTORS, LLC

                                           By:  Onyx Partners, Inc., its manager

                                           By: /s/ Andrew J. Astrachan
                                               -----------------------------
                                               Name: Andrew J. Astrachan
                                               Title: President

Dated:  October 1, 1997

                                           /s/ Andrew J. Astrachan
                                           ------------------------
                                           Andrew J. Astrachan

                                           /s/ David A. Sachs
                                           ------------------------
                                           David A. Sachs

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.01 par value, of Danskin Inc., and that this Agreement be included as an Exhibit to such filing.

                  This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 1st day of October, 1997.

                                           DANSKIN INVESTORS, LLC

                                           By:  Onyx Partners, Inc., its manager

                                           By: /s/ Andrew J. Astrachan
                                               ------------------------------
                                               Name: Andrew J. Astrachan
                                               Title: President

Dated:  October 1, 1997

                                           /s/ Andrew J. Astrachan
                                           -----------------------
                                           Andrew J. Astrachan

                                           /s/ David A. Sachs
                                           ------------------
                                           David A. Sachs

                                  Exhibit Index
                                  -------------

 Letter                       Description                             Page
 ------                       -----------                             ----

   A     Securities Purchase Agreement dated as of September
         22, 1997 between the Issuer and Investors

   B     Amended and Restated Limited Liability Company
         Operating Agreement of Investors

   C Proxy granted by Oppenheimer Bond Fund for Growth to Andrew J. Astrachan and David A. Sachs

   D Proxy granted by SunAmerica Life Insurance Company to Andrew J. Astrachan and David A. Sachs

   E     Form of Warrant to be issued to Investors

   F     Certificate of Designations of Series C Cumulative
         Convertible Preferred Stock

   G     Certificate of Designations of Series D Cumu
ative
         Convertible Preferred Stock

   H     Promissory Note of the Issuer in favor of Investors

   I      Registration Rights Agreement between the Issuer and
          Investors